Exhibit 99.1

Sound Group Inc. Reports Unaudited Financial Results for the Second Half and Fiscal Year 2025

SINGAPORE, Mar. 31, 2026 /GLOBE NEWSWIRE/ - Sound Group Inc. (NASDAQ: SOGP) (“SOGP” or the “Company” or “We”), a global AI-powered audio company, today announced its unaudited financial results for the six months and fiscal year ended December 31, 2025.

Second Half 2025 Financial and Operational Highlights

●	Net revenues were RMB1,745.1 million (US$249.5 million), representing a 58% increase from RMB1,107.8 million for the same period last year.
●	Net income was RMB153.1 million (US$21.9 million), compared with a net loss of RMB44.5 million for the same period last year.

Fiscal Year 2025 Financial and Operational Highlights

●	Net revenues were RMB3,102.8 million (US$443.7 million), representing a 53% increase from RMB2,031.8 million in 2024.
●	Net income was RMB220.6 million (US$31.6 million), compared with a net loss of RMB81.0 million in 2024.

Mr. Jinnan (Marco) Lai, Founder and CEO of SOGP, commented, “2025 was a remarkable year for Sound Group, highlighted by a 53% year-over-year increase in net revenues and a return to profitability. These results reflect the progress we are making in expanding our audio-centric ecosystem and the growing revenue contribution from our AI initiatives.”

“Throughout the year, we enhanced user engagement by expanding our audio content offerings while actively deploying AI technologies to optimize operational efficiency and drive product innovation. In addition, we accelerated the development of our international AI initiatives and further advanced our capabilities in voice AI technologies, including automatic speech recognition, speech synthesis, and real-time audio intelligence. Leveraging our deep expertise in the audio industry, we developed the SoundSphere technology system to power future AI-driven applications. In January 2026, we officially launched SoundSphereAI, a platform that showcases our technological capabilities and ongoing development within the SoundSphere ecosystem. Looking ahead, we will continue strengthening our technology, product, and data flywheel to deliver sustainable, long-term value to our stakeholders. We believe that the combination of strong underlying infrastructure, growing international traction, and a clear product roadmap will provide a solid foundation for long-term value creation.”

Ms. Chengfang Lu, Acting CFO of SOGP, said, “We delivered a strong financial performance in 2025, with significant top-line growth and a return to profitability, reflecting the disciplined execution of our strategy and continued improvements in operational efficiency. To recognize our shareholders’ continued support and reaffirm our commitment to returning value, the Board of Directors has declared a special cash dividend of approximately US$5 million. Moving forward, we remain focused on enhancing operational efficiency while making strategic investments in innovation to drive sustainable growth.”

Second Half 2025 Unaudited Financial Results

Net revenues were RMB1,745.1 million (US$249.5 million) for the six months ended December 31, 2025, representing a 58% increase from RMB1,107.8 million for the same period of 2024, primarily due to (i) growth in our value-added services, supported by a broader and more diversified audio content offering, and (ii) increased revenue from our subscription services, driven by an expanding AI applications portfolio.

Cost of revenues were RMB1,232.0 million (US$176.2 million) for the six months ended December 31, 2025, representing a 55% increase from RMB797.3 million for the same period of 2024. The increase was mainly attributable to (i) an increase in revenue sharing-fees for content creators which grew in line with net revenues, (ii) increased payment handling costs, and (iii) increased salary and welfare benefits expenses, which were partially offset by a decrease in bandwidth costs.

1

Gross profit was RMB513.1 million (US$73.4 million) for the six months ended December 31, 2025, representing a 65% increase from RMB310.5 million for the same period of 2024.

Non-GAAP gross profit1 was RMB513.4 million (US$73.4 million) for the six months ended December 31, 2025, representing a 65% increase from RMB310.9 million for the same period of 2024.

Gross margin was 29% for the six months ended December 31, 2025, compared with 28% for the same period of 2024.

Non-GAAP gross margin was 29% for the six months ended December 31, 2025, compared with 28% for the same period of 2024.

Operating expenses were RMB359.3 million (US$51.4 million) for the six months ended December 31, 2025, representing a 1% increase from RMB355.9 million for the same period of 2024.

Research and development expenses were RMB118.8 million (US$17 million) for the six months ended December 31, 2025, representing an 8% increase from RMB109.8 million for the same period of 2024, primarily due to increased salary and welfare benefits expenses, which were partially offset by decreases in (i) expenses related to research and development services provided by third parties and (ii) rental expenses.

Selling and marketing expenses were RMB194.3 million (US$ 27.8 million) for the six months ended December 31, 2025, representing a 6% increase from RMB184.1 million for the same period of 2024, primarily attributable to increases in (i) branding and marketing expenses and (ii) salary and welfare benefits expenses. The Company continues to carefully control discretionary advertising and promotional expenses and adjusts them accordingly, depending on market conditions.

General and administrative expenses were RMB46.1 million (US$6.6 million) for the six months ended December 31, 2025, representing a 26% decrease from RMB62.1 million for the same period of 2024, mainly driven by decreases in (i) salary and welfare benefits expenses, (ii) share-based compensation expenses, (iii) provisions for litigation contingencies, and (iv) professional service fees .

Operating income was RMB153.8 million (US$22.0 million) for the six months ended December 31, 2025, compared with operating loss of RMB45.4 million for the same period of 2024.

Non-GAAP operating income2 was RMB155.6 million (US$22.3 million) for the six months ended December 31, 2025, compared with a non-GAAP operating loss of RMB40.6 million for the same period of 2024.

Net income was RMB153.1 million (US$ 21.9 million) for the six months ended December 31, 2025, compared with a net loss of RMB44.5 million for the same period of 2024.

Non-GAAP net income3 was RMB154.8 million (US$22.1 million) for the six months ended December 31, 2025, compared with a non-GAAP net loss of RMB39.7 million for the same period of 2024.

Net income attributable to Sound Group Inc.’s ordinary shareholders was RMB155.9 million (US$22.3 million) for the six months ended December 31, 2025, compared with a net loss of RMB38.6 million for the same period of 2024.

1 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB0.3 million (US$0.0 million) and RMB0.2 million for the six months ended December 31, 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

2 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB1.7 million (US$0.2 million) and RMB4.8 million for the six months ended December 31, 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

3 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. These adjustments amounted to RMB1.7 million (US$0.2 million) and RMB4.8 million for the six months ended December 31, 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

2

Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders4 was RMB157.7 million (US$22.5 million) for the six months ended December 31, 2025, compared with a net loss of RMB33.8 million for the same period of 2024.

Basic and diluted net income per ADS5 were RMB33.16 and RMB33.05 (US$4.74 and US$4.73), respectively, for the six months ended December 31, 2025, compared with basic and diluted net loss per ADS of RMB7.52 for the same period of 2024.

Non-GAAP basic and diluted net income per ADS6 were RMB33.53 and RMB33.42 (US$4.79 and US$4.78), respectively, for the six months ended December 31, 2025, compared with non-GAAP basic and diluted net loss per ADS of RMB6.58  for the same period of 2024.

Fiscal Year 2025 Unaudited Financial Results

Net revenues were RMB3,102.8 million (US$443.7 million) in 2025, representing a 53% increase from RMB2,031.8 million in the prior year, primarily due to (i) growth in our value-added services, supported by a broader and more diversified audio content offering, and (ii) increased revenue from our subscription services, driven by an expanding AI applications portfolio.

Cost of revenues were RMB2,197.6 million (US$314.3 million) in 2025, representing a 49% increase from RMB1,474.9 million in the prior year. The increase was mainly attributable to (i) an increase in revenue sharing-fees for content creators which grew in line with net revenues, (ii) increased payment handling costs, and (iii) increased salary and welfare benefits expenses, which were partially offset by decreases in (i) bandwidth costs and (ii) share-based compensation expenses.

Gross profit was RMB905.2 million (US$129.4 million) in 2025, representing a 63% increase from RMB556.9 million in the prior year.

Non-GAAP gross profit7 was RMB905.7 million (US$129.5 million) in 2025, representing a 62% increase from RMB558.6 million in the prior year.

Gross margin in 2025 was 29%, compared with 27% in the prior year.

Non-GAAP gross margin in 2025 was 29%, compared with 27% in the prior year.

Operating expenses were RMB688.2 million (US$98.4 million) in 2025, representing a 6% increase from RMB646.6 million in the prior year.

Research and development expenses were RMB240.2 million (US$34.4 million) in 2025, representing a 3% increase from RMB232.7 million in the prior year, primarily due to increased salary and welfare benefits expenses, which were partially offset by decreases in (i) expenses related to research and development services provided by third parties, (ii) share-based compensation expenses, and (iii) rental expenses.

Selling and marketing expenses were RMB347.7 million (US$49.7 million) in 2025, representing a 13% increase from RMB307.3 million in the prior year, primarily attributable to increases in (i) branding and marketing expenses and (ii) salary and welfare benefits expenses, which were partially offset by a decrease in share-based compensation expenses. The Company continues to carefully control discretionary advertising and promotional expenses and adjust them accordingly, depending on market conditions.

4 Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. These adjustments amounted to RMB1.7 million (US$0.2 million) and RMB4.8 million for the six months ended December 31, 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

5ADS refers to American Depositary Share. Each ADS represents two hundred Class A ordinary shares of the Company. Basic and diluted net income/(loss) per ADS is net loss attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS.

6 Non-GAAP basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss per ADS.

7 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB0.6 million (US$0.1 million) and RMB1.8 million in fiscal year 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

3

General and administrative expenses were RMB100.3 million (US$14.3 million) in 2025, compared with RMB106.6 million in the prior year, mainly driven by decreases in (i) share-based compensation expenses, (ii) provisions for litigation contingencies and (iii) professional service fees, which were partially offset by an increase in salary and welfare benefits expenses.

Operating income was RMB217 million (US$31 million) in 2025, compared with an operating loss of RMB89.7 million in the prior year.

Non-GAAP operating income8 was RMB221.5 million (US$31.7 million) in 2025, compared with a non-GAAP operating loss of RMB75.6 million in the prior year.

Net income was RMB220.6 million (US$31.6 million) in 2025, compared with a net loss of RMB81.0 million in the prior year.

Non-GAAP net income9 was RMB225.2 million (US$32.2 million) in 2025, compared with a non-GAAP net loss of RMB66.8 million in the prior year.

Net income attributable to Sound Group Inc.’s ordinary shareholders was RMB226.5 million (US$32.4 million) in 2025, compared with a net loss of RMB69.6 million in the prior year.

Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders10 was RMB231 million (US$33.0 million) in 2025, compared with a net loss of RMB55.4 million in the prior year.

Basic and diluted net income per ADS were RMB48.15 and RMB48.01 (US$6.89 and US$6.86), respectively, in 2025, compared with basic and diluted net loss per ADS of RMB13.55 in the prior year.

Non-GAAP basic and diluted net income per ADS were RMB49.12 and RMB48.96 (US$7.02 and US$7.00), respectively, in 2025, compared with non-GAAP basic and diluted net loss per ADS of RMB10.80  in the prior year.

Balance Sheet

As of December 31, 2025, the Company had cash and cash equivalents and restricted cash of RMB659.9 million (US$94.4 million).

Special Cash Dividend

The Company’s Board of Directors approved a special cash dividend of US$0.006 per ordinary share, or US$1.20 per ADS, to holders of ordinary shares and ADSs of record as of the close of business on April 22, 2026 (U.S. Eastern Time). The aggregate amount of the special cash dividend will amount to approximately US$5 million, with payment expected to be made on or around May 12, 2026, for holders of ordinary shares and holders of ADSs.

8 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB4.5 million (US$0.6 million) and RMB14.2 million in fiscal year 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

9 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. These adjustments amounted to RMB4.5 million (US$0.6 million) and RMB14.2 million in fiscal year 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

10 Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. These adjustments amounted to RMB4.5 million (US$0.6 million) and RMB14.2 million in fiscal year 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

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About Sound Group Inc.

Sound Group Inc. (NASDAQ: SOGP) is a global AI-powered audio company on a mission to help people connect better and live happier. Leveraging its voice AI technologies and deep expertise in audio interaction, Sound Group is building a diverse ecosystem of intelligent audio products that cater to a global user base. By integrating technology, innovative products, and real-world data within a user-centric ecosystem, the Company generates a powerful growth flywheel that is driving continuous innovation and accelerating its global expansion. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

SOGP uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders is net loss/income attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Christensen Advisory

E-mail: soundgroup@christensencomms.com

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	441,858	655,058	93,672
Restricted cash	11,305	4,844	693
Accounts receivable, net	1,082	972	139
Prepayments and other current assets	35,106	49,683	7,105

Total current assets	489,351	710,557	101,609

Non-current assets
Property, equipment and leasehold improvement, net	16,491	12,070	1,726
Intangible assets, net	1,176	879	126
Right-of-use assets, net	12,692	23,572	3,371
Other non-current assets	1,730	2,536	363

Total non-current assets	32,089	39,057	5,586

TOTAL ASSETS	521,440	749,614	107,195

LIABILITIES
Current liabilities
Accounts payable	39,379	58,751	8,401
Deferred revenue	30,960	38,240	5,468
Salary and welfare payable	131,186	176,216	25,199
Taxes payable	7,267	9,203	1,316
Short-term loans	7,188	-	-
Lease liabilities due within one year	8,240	14,619	2,090
Accrued expenses and other current liabilities	78,491	68,327	9,772

Total current liabilities	302,711	365,356	52,246

Non-current liabilities
Lease liabilities	4,424	9,962	1,425

Total non-current liabilities	4,424	9,962	1,425

TOTAL LIABILITIES	307,135	375,318	53,671

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 838,962,260 shares issued and 755,676,810 shares outstanding as of December 31, 2024; 1,268,785,000 shares authorized, 838,962,260 shares issued and 600,638,350 shares outstanding as of December 31, 2025).	557	422	60
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2024 and December 31, 2025, respectively).	168	168	24
Treasury stock	(10,182)	(10,156)	(1,452)
Additional paid in capital	2,703,147	2,678,350	382,999
Statutory reserves	2,605	14,392	2,058
Accumulated deficit	(2,490,809)	(2,314,891)	(331,025)
Accumulated other comprehensive income	29,803	32,777	4,687

TOTAL SOGP Inc.’s shareholders’ equity	235,289	401,062	57,351

Non-controlling interests	(20,984)	(26,766)	(3,827)

TOTAL SHAREHOLDERS’ EQUITY	214,305	374,296	53,524

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	521,440	749,614	107,195

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended				Twelve Months Ended
	December 31, 2024	June 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Value-added Services	1,100,551	1,341,392	1,715,034	245,247	2,018,598	3,056,426	437,063
Subscription and others	7,276	16,282	30,046	4,297	13,208	46,328	6,625
Total net revenues	1,107,827	1,357,674	1,745,080	249,544	2,031,806	3,102,754	443,688
Cost of revenues (1)	(797,307)	(965,618)	(1,231,977)	(176,170)	(1,474,948)	(2,197,595)	(314,252)
Gross profit	310,520	392,056	513,103	73,374	556,858	905,159	129,436

Operating expenses (1)
Selling and marketing expenses	(184,089)	(153,390)	(194,300)	(27,785)	(307,281)	(347,690)	(49,719)
General and administrative expenses	(62,063)	(54,119)	(46,135)	(6,597)	(106,587)	(100,254)	(14,336)
Research and development expenses	(109,792)	(121,390)	(118,823)	(16,991)	(232,693)	(240,213)	(34,350)
Total operating expenses	(355,944)	(328,899)	(359,258)	(51,373)	(646,561)	(688,157)	(98,405)

Operating (loss)/income	(45,424)	63,157	153,845	22,001	(89,703)	217,002	31,031

Interest expense	(218)	(28)	-	-	(416)	(28)	(4)
Foreign exchange gains/(losses)	(2,435)	573	(1,595)	(228)	(4,209)	(1,022)	(146)
Interest income and investment income	5,240	3,519	3,750	536	10,042	7,269	1,039
Government grants	1,032	2,175	120	17	2,148	2,295	328
Others, net	(677)	(653)	(1,433)	(205)	4,423	(2,086)	(298)

(Loss)/income before income taxes	(42,482)	68,743	154,687	22,121	(77,715)	223,430	31,950

Income tax expenses	(2,014)	(1,158)	(1,623)	(232)	(3,261)	(2,781)	(398)

Net (loss)/income	(44,496)	67,585	153,064	21,889	(80,976)	220,649	31,552

Net loss attributable to the non-controlling interests shareholders	5,903	2,957	2,876	411	11,396	5,833	834

Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(38,593)	70,542	155,940	22,300	(69,580)	226,482	32,386

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended				Twelve Months Ended
	December 31, 2024	June 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net (loss)/income	(44,496)	67,585	153,064	21,889	(80,976)	220,649	31,552

Other comprehensive (loss)/income:
Foreign currency translation adjustments	13,846	6,771	(3,746)	(536)	11,754	3,025	433
Total comprehensive (loss)/income	(30,650)	74,356	149,318	21,353	(69,222)	223,674	31,985
Comprehensive loss attributable to non-controlling interests shareholders	5,987	2,945	2,837	406	11,522	5,782	827
Comprehensive (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(24,663)	77,301	152,155	21,759	(57,700)	229,456	32,812

Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders per share
—Basic	(0.04)	0.07	0.17	0.02	(0.07)	0.24	0.03
—Diluted	(0.04)	0.07	0.17	0.03	(0.07)	0.24	0.03
Weighted average number of ordinary shares
—Basic	1,026,725,421	1,027,216,172	940,645,994	940,645,994	1,026,725,421	940,645,994	940,645,994
—Diluted	1,026,725,421	1,027,216,172	943,559,133	943,559,133	1,026,725,421	943,559,133	943,559,133

Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders per ADS
—Basic	(7.52)	13.73	33.16	4.74	(13.55)	48.15	6.89
—Diluted	(7.52)	13.73	33.05	4.73	(13.55)	48.01	6.86
Weighted average number of ADS
—Basic	5,133,627	5,136,081	4,703,230	4,703,230	5,133,627	4,703,230	4,703,230
—Diluted	5,133,627	5,136,081	4,717,796	4,717,796	5,133,627	4,717,796	4,717,796

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Six Months Ended				Twelve Months Ended
	December 31, 2024	June 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	383	237	319	46	1,788	556	80
Selling and marketing expenses	44	59	-	-	994	59	8
General and administrative expenses	2,565	236	238	34	5,702	474	68
Research and development expenses	1,811	2,247	1,182	169	5,666	3,429	490

Total	4,803	2,779	1,739	249	14,150	4,518	646

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Sound Group Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended				Twelve Months Ended
	December 31, 2024	June 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross profit	310,520	392,056	513,103	73,374	556,858	905,159	129,436
Share-based compensation expenses	383	237	319	46	1,788	556	80
Non-GAAP gross profit	310,903	392,293	513,422	73,420	558,646	905,715	129,516

Operating (loss)/income	(45,424)	63,157	153,845	22,001	(89,703)	217,002	31,031
Share-based compensation expenses	4,803	2,779	1,739	249	14,150	4,518	646
Non-GAAP operating (loss)/income	(40,621)	65,936	155,584	22,250	(75,553)	221,520	31,677

Net (loss)/income	(44,496)	67,585	153,064	21,889	(80,976)	220,649	31,552
Share-based compensation expenses	4,803	2,779	1,739	249	14,150	4,518	646
Non-GAAP net (loss)/income	(39,693)	70,364	154,803	22,138	(66,826)	225,167	32,198

Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(38,593)	70,542	155,940	22,300	(69,580)	226,482	32,386
Share-based compensation expenses	4,803	2,779	1,739	249	14,150	4,518	646
Non-GAAP net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(33,790)	73,321	157,679	22,549	(55,430)	231,000	33,032

Non-GAAP net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders per share
—Basic	(0.03)	0.07	0.17	0.02	(0.05)	0.25	0.04
—Diluted	(0.03)	0.07	0.17	0.02	(0.05)	0.24	0.04
Weighted average number of ordinary shares
—Basic	1,026,725,421	1,027,216,172	940,645,994	940,645,994	1,026,725,421	940,645,994	940,645,994
—Diluted	1,026,725,421	1,027,216,172	943,559,133	943,559,133	1,026,725,421	943,559,133	943,559,133

Non-GAAP net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders per ADS
—Basic	(6.58)	14.28	33.53	4.79	(10.80)	49.12	7.02
—Diluted	(6.58)	14.28	33.42	4.78	(10.80)	48.96	7.00
Weighted average number of ADS
—Basic	5,133,627	5,136,081	4,703,230	4,703,230	5,133,627	4,703,230	4,703,230
—Diluted	5,133,627	5,136,081	4,717,796	4,717,796	5,133,627	4,717,796	4,717,796

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